Solidion Technology, Inc.

13355 Noel Rd, Suite 1100

Dallas, TX 75240

December 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Erin Purnell

Re:	Solidion Technology, Inc.
Registration Statement on Form S-1
File No. 333-282470

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solidion Technology, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-282470), as amended, to 4:00 p.m. Eastern Time on December 15, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP to orally modify or withdraw this request for acceleration.

Please contact Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP at (646) 328-0498 or arawoof@beneschlaw.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Jaymes Winters
Chief Executive Officer

cc:	Aslam A. Rawoof, Benesch Friedlander Coplan & Aronoff LLP